SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

News release on Discovery of High-Grade Cu-Pt-Pd-Au Mineralization in Footwall of Levack Mine

February 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 8, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

2

FNX Mining Discovers High-Grade Cu-Pt-Pd-Au Mineralization in Footwall of Levack Mine

TORONTO: February 28, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces the discovery of high-grade Cu-Ni-Pt-Pd-Au mineralization in the footwall rocks behind its 75% owned Levack Mine property in Sudbury, Ontario. Two massive sulfide veins consisting of chalcopyrite, cubanite, pentlandite and millerite were intersected approximately 3,900 ft vertically below surface.

Borehole FNX 6010

5357.2 - 5367.4

10.2 ft    26.2% Cu,    3.0% Ni,    0.42 oz./ton Pt+Pd+Au

5395.0 - 5411.4

16.4 ft    26.2% Cu,    3.7% Ni,    0.45 oz./ton Pt+Pd+Au

The upper sulfide vein consists of 10.2 ft of massive sulfide grading 26.2% copper, 3.0% nickel and 0.42 ounces per short ton of platinum plus palladium plus gold.  The lower massive sulfide vein occurs 27.6 ft further down the hole and consists of 16.4 ft of massive sulfides grading 26.2% copper, 3.7% nickel and 0.45 ounces per short ton of platinum plus palladium plus gold (see Table 1)..

The full significance of this new discovery and the true width and orientation of the veins are unknown at this time and cannot be determine without further drilling. However, the intersected high grade footwall-style mineralization has many of the features and characteristics of Sudbury Basin footwall ore deposits and has the largest and best quality borehole geophysical response yet encountered by FNX on any of the Sudbury Joint Venture properties.

Borehole FNX 6010 was collared behind the Levack No.2 Shaft and drilled to the southeast and sub-parallel to the Sudbury Igneous Complex contact (see Figure 1). The borehole was temporarily halted to allow for the original drill rig to be replaced by a larger drill rig which will allow the borehole to be deepened to depths of 7,000, if required.

Mineralized Sudbury Breccia was intersected throughout most of the borehole (see Figure 2). Sudbury Breccia is the host to most Sudbury Basin footwall deposits and in this area behind the Levack Mine hosts the Levack No. 3 ore body and represents a 3,500 ft by 5,000 ft footwall target.

From about 5,000 ft to 5,750 ft, the current depth of the borehole, the borehole intersected a large bornite-bearing, sulphide mineralized system containing veins, blebs and disseminations of bornite. This type of bornite mineralization tends to occur at the periphery or as a halo to Sudbury Basin footwall ore deposits.

The large mineralized system and the massive sulphide veins are similar in character and occur at the same stratigraphic location as Inco's McCreedy East 153 and Falconbridge's Fraser-Strathcona Deep Copper ore deposits. This new discovery is located 6,000 ft west of the McCreedy East Mine 153 footwall deposit and 12,000 ft from the Fraser-Strathcona Deep Copper deposits.  It is also located directly behind and below the Levack Mine, which produced some 60 million tons of 1.8% nickel and 1.0% copper ore from 1937 - 1999.

Borehole FNX 6010 was surveyed by Lamontagne Geophysics using their UTEM-4 system to a depth of 5,450 ft. The geophysical results outlined a large, complex, strongly conductive environment with significant in-hole and off-hole anomalies that are open at depth (see Figure 3). Of these multiple conductors, the main conductor is composed of a highly conductive core (50,000 Siemens measured at 2 Hz) that is 225 ft by 375 ft in area. This core area is hosted within a larger conductor that is 650 ft by 1000 ft in area with variable conductivity from 10,000 to 1,000 Siemens (measured at 2 Hz). The location of the majority of the UTEM anomaly appears to be to the west of the borehole but definitive interpretations will only be possible when the drilling has progressed through the conductive zone, which is open to depth and a full UTEM-4 profile is available.

The existing Levack infrastructure, including the 4,400 ft vertical Levack No. 2 shaft that is currently being reconditioned by the Sudbury Joint Venture, could provide underground access to the new discovery area, if warranted. The distance from both the Levack 3600 Level and previously-mined No.7 ore body infrastructure is less than 1500 ft (see Figure 2).

There are currently four drill rigs testing footwall targets on the Levack property. Additional drill rigs will be added as they become available over the next few months. New drill information and results will be released when available, but none is expected for at least one month.

Terry MacGibbon, President and CEO of FNX Mining Company Inc. stated,"It has been the Company's policy not to release data from a single borehole, but the mineralogy, the high grade metal values, the strong borehole geophysical anomalies, the location and the significant potential of the intersected mineralization and surrounding rocks warrant its release at this time".

Mr. MacGibbon further added, "Our exploration team, over the past year, in addition to dedicating most of their efforts defining resources and reserves and supporting our McCreedy West Phase 1 Mining, conducted surface mapping and sampling programs in the footwall environments of the McCreedy West/Levack mine properties to identify footwall target areas for drill testing. This discovery of high-grade footwall mineralization behind the Levack Mine is a direct result of this work and the exploration team's knowledge and expertise gained over the past three years exploring our Sudbury Joint Venture properties".

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Podolsky and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated March 23, 2004.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.  Please see the July 16, 2003 FNX news release and the March 23, 2004 Annual Information Form for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

Forward looking statement

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. The exploration discussed n this news release is at an early stage and  there is no guarantee that a viable mineral deposit has been discovered or will be discovered on the Sudbury Joint Venture properties.  Accordingly, readers should not place undue reliance on forward-looking statements

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

TABLE 1:

 BH FNX 6010: Levack Footwall Mineralization: (Assays received to date)

(feet)%					(g/T)			TPM
From	To	Length	Cu	Ni	Pt	Pd	Au	(g/T)	(oz/st)
5357.2	5359.0	1.8	26.80	1.24	4.26	7.31	0.24	11.81	0.34
5359.0	5361.1	2.1	27.10	3.11	2.83	7.57	0.04	10.44	0.31
5361.1	5363.5	2.4	30.20	0.49	4.17	10.75	0.02	14.94	0.44
5363.5	5365.3	1.8	26.10	3.96	4.33	12.10	0.05	16.48	0.48
5365.3	5367.4	2.1	20.40	6.38	5.62	11.10	1.87	18.59	0.54
5357.2	5367.4	10.2	26.22	2.99	4.24	9.80	0.45	14.49	0.42

5395.0	5396.9	1.9	27.70	2.31	4.21	6.28	0.41	10.90	0.32
5396.9	5399.8	2.9	28.90	1.94	3.48	5.17	0.03	8.68	0.25
5399.8	5402.9	3.1	29.30	0.89	4.33	7.91	0.02	12.26	0.36
5402.9	5405.4	2.5	25.00	3.68	4.84	14.05	0.06	18.95	0.55
5405.4	5407.4	2.0	29.70	1.48	5.00	11.35	0.03	16.38	0.48
5407.4	5409.0	1.6	23.60	7.56	6.09	17.10	0.06	23.25	0.68
5409.0	5410.1	1.1	14.00	17.40	2.88	10.35	0.08	13.31	0.39
5410.1	5411.4	1.3	20.40	3.11	13.10	12.30	3.46	28.86	0.84
5395.0	5411.4	16.4	26.15	3.67	5.09	10.00	0.35	15.44	0.45

  The lengths reported are drill intersected core lengths.

  Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold

  TPM = Total Precious Metals defined as  Pt+Pd+Au

   g/T = grams per metric tonne

  oz/st = ounces/short ton

  conversion factor g/t to oz/st  =  g/T* 0.02917